UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number: 001-41587

MultiMetaVerse Holdings Limited

6/F, No. 785 Hutai Road, Jingan District

Shanghai, China, 200065

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 17, 2024, MultiMetaVerse Holdings Limited (the “Company”) received written notifications (the “Notification Letters”) from The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that it is not in compliance with the minimum bid price requirement (“Minimum Bid Price Requirement”) and minimum market value of listed securities (“Minimum Market Value of Listed Securities Requirement”) set forth in Nasdaq Listing Rules for continued listing on The Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires companies to maintain a minimum bid price of $1.00 per share and Nasdaq Listing Rule 5550(b)(2) requires companies to maintain a a minimum market value of listed securities of $35 million. Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the Minimum Bid Price Requirement exists if the deficiency continues for a period of 30 consecutive business days and Nasdaq Listing Rule 5810(c)(3)(C) provides that a failure to meet the Minimum Market Value of Listed Securities Requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the bid price and market value of listed securities of the Company from March 5 to April 17, 2024, the Company did not meet the Minimum Bid Price Requirement and Minimum Market Value of Listed Securities Requirement.

The Notification Letter does not impact the Company’s listing on The Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A) and 5810(c)(3)(C), the Company has been provided 180 calendar days, or until October 14, 2024, to regain compliance with Nasdaq Listing Rule 5550(a)(2) and 5550(b)(2).

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that it will achieve or accomplish these expectations.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of the Company, dated April 23, 2024, regarding the receipt of the Notification Letter

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2024

MultiMetaVerse Holdings Limited

By:	/s/ Yiran Xu
Name:	Yiran Xu
Title:	Chief Executive Officer

2